J.P.Morgan

CHASE
CHASE

JPMorgan Chase & Co.

#JPMCC

JPMorgan Chase & Co.

(p)(5)

Code of Conduct 2021

Code of Conduct — Leading with Integrity

Our commitment to be accountable, straightforward and honest in all of our business dealings is at the heart of everything we do.

The Code of Conduct serves as a guide so we can continue to maintain exceptional relationships with our customers, shareholders, communities and each other. It highlights our personal responsibility to operate with the highest level of integrity, transparency and ethical conduct.

We should always do the right thing — even when it's not easy or expedient — and abide by the letter and spirit of the laws and regulations that govern our business. We have zero tolerance for unethical behavior.

With integrity, fairness and accountability at the foundation of how we do business, we are all responsible for building a culture that makes us proud. We must all do our part to preserve and build on the values that have made JPMorgan Chase the respected company it is today.

As we continue to move our company forward, it also is important for each of us to speak up when something that doesn't look or feel right. We all share an obligation to report possible violations if we see, or suspect, illegal or unethical activity. You can report concerns without fear of retaliation.

Remember, our integrity begins with you.

Jamie Dimon

July 2021

Code of Conduct

Table of Contents

About This Document		1
Report a Potential Violation or Concern		2
1.0 Leading with Integrity		3
1.1 Our Ethics		4
1.2	Compliance with the Law and Firm Policies	4
1.3	Personal Integrity and Ethical Decision Making	4
	1.3.1 Manager Responsibilities	5
1.4	Sharing Concerns	5
	1.4.1 Our Commitment to Non-Retaliation	6
2.0 Avoiding Conflicts and Managing Information		7
2.1 Avoiding Conflicts of Interest		8
	2.1.1 Outside Interests and External Activities	8
	2.1.2 Personal Relationships	8
	2.1.3 Gifts and Business Hospitality	9
	2.1.4 Political Engagement	9
	2.1.5 Your Personal Finances	9
2.2	Managing Information	10
	2.2.1 Communicating Responsibly	10
	2.2.2 Maintaining Data	11
	2.2.3 Using Firm Assets	11
3.0 Our Winning Culture		12
3.1	A Dynamic and Thriving Workplace	13
3.2 Diversity and Inclusion is a Priority		13
Closing Thoughts		14

Code of Conduct

JPMorgan Chase & Co.

Contents > About > Report > 1.0 2.0 3.0

About This Document

The Code of Conduct ("Code") sets forth the expectation that employees conduct themselves with integrity, at all times. It provides employees with the principles to help govern their conduct with clients, customers, suppliers, vendors, shareholders, fellow employees, regulators, markets, and the communities in which we operate. The Code applies to the employees and directors of JPMorgan Chase & Co. ("Firm" or "JPMorgan Chase") and its direct and indirect subsidiaries.

The Code is designed to be consistent with the regulatory and legal framework that governs our industry. It may be amended as required by law or regulation. All amendments are effective immediately upon posting.

The Code is administered by Code of Conduct Compliance and the most current version can be accessed on our Firm's internal and external websites.

Code of Conduct Compliance can provide interpretative guidance of the principles in the Code, in consultation with LOB Compliance, the Chief Compliance Officer or the General Counsel, as appropriate. Any waiver of the provisions of this Code or internal policy for a member of the JPMorgan Chase Operating Committee or a director must be reported to the Office of the Secretary for Board of Directors approval and prompt disclosure to JPMorgan Chase stockholders.

In general, consultants, agents and contract or temporary workers are expected to comply with the underlying principles of the Code as well as the Supplier Code of Conduct. The Code does not create any rights to continued employment and is not an employment contract.

Code of Conduct 1

Report a Potential Violation or Other Concern

Every JPMorgan Chase employee has the right and the obligation to report actual and potential violations of our Code and Firm policies, as well as laws and regulations that govern JPMorgan Chase business.

There are several ways to report a potential or actual violation or raise a concern. Reporting can be done anonymously where permitted by law. Translation services are also available.

JP Morgan Chase strictly prohibits intimidation or retaliation against anyone who shares a potential or actual violation of our Code of Conduct, in good faith, or assists with an investigation or inquiry.

You can report concerns to the JPMC Conduct Hotline ("Hotline") in three ways:

PHONE	ONLINE	MOBILE

Scan
1-855-JPMCODE
(U.S. and Canada Only)	Submit here

All others - click here

For concerns that are specifically related to accounting, internal controls, auditing matters or financial reporting practices, contact the JPMC Conduct Hotline, or the Firm's Audit Committee Chairman, c/o the Global Security Department via e-mail at fraud.prevention.and.investigation@jpmchase.com.

Code of Conduct 2

Strive for continual improvement-
DRIVE CHANGE
and innovation, and never stop learning

Contents > About > Report > 1.0 2.0 3.0

1.0 Leading with Integrity

Code of Conduct 3

1.1 Our Ethics

JPMorgan Chase is committed to ensuring employees act with honesty and integrity, treat customers fairly, and exercise sound judgment. Personal accountability and ownership are priorities at our Firm. We expect you to hold yourself to the highest standards of ethical conduct.

This means doing the right thing, and speaking up, at all times, even when it is not easy or expedient. Our commitment to ethical business practices preserves our Firm's integrity and reputation and creates a safe, healthy, productive, and collaborative work environment.

1.2 Compliance with the Law and Firm Policies

The financial industry is highly regulated. Being aware of and complying with the laws and regulations under which we operate is not just a critical part of our business, but fundamental to who we are. It is important to comply with the letter, spirit, and intent of laws, regulations, and Firm policies. Violating the law or engaging in unfair, deceptive, and abusive acts or practices may weaken customer confidence, put our reputation at risk, impact market integrity, or result in regulator criticism, legal action, fines or penalties, or other negative repercussions.

You are expected to know and comply with the laws, regulations and Firm policies that apply to you. Always follow the Code. If your business unit adopts policies that are more specific than the Code, you must follow those policies. In the event of a conflict with any provision of the Code and local law, you should always follow the law.

1.3 Personal Integrity and Ethical Decision Making

The Code will help guide you in making ethical decisions, but you won't find the answer to every situation. In the absence of a specific policy or procedure, you have a responsibility to use good judgment, comply with the spirit and the intent of the Code, and seek help from your manager or Compliance Officer.

Always deal fairly and in good faith with our customers, suppliers, competitors, business partners, regulators, and other employees. Never take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, misrepresentation of material fact, or any other unfair dealings or practices.

Our competitive advantage comes through our superior products and services, never through unethical or illegal business practices. JPMorgan Chase is committed to complying with both the laws and regulations that address market integrity. Be mindful of sharing information and your interactions with competitors and refrain from any action that may prevent, restrict, or alter fair competition. Do not compromise our Firm's reputation or your own by engaging or appearing to engage in any form of corruption. Never give, offer, promise, solicit, or accept anything of value - whether directly or indirectly through others such as third-party intermediaries – if it is intended or could be perceived as intended to improperly influence decisions on behalf of our Firm. Be alert and escalate activities that are designed to hinder or prevent the detection of improper or illegal activity (e.g., money laundering or tax evasion).

Take ownership – anticipate, identify, and manage the risk and impacts of the decisions and actions you take at work. You are in charge of your decisions. No one has the authority to tell you to do something unethical or illegal.

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We all have a responsibility to understand and uphold the principles of the Code. Compliance with the Code is a condition of employment. Action may be taken against employees who violate the Code, up to and including termination of employment.

You must do the right thing when it comes to your own conduct and you must speak up about conduct by others that might violate our Code or Firm policies.

1.3.1 Manager Responsibilities

Managers have an even greater level of responsibility and must lead with integrity and reinforce the Firm's ethical culture. They are often the first resource for employees who have questions on ethical issues or potential violations of Firm policy. If unsure of the best course of action, managers are responsible for directing their employees to the correct resource.

They may be held responsible for their failure to report misconduct or to take steps to address or remediate an issue. Managers must create an environment where others feel comfortable sharing concerns and uphold the principle that an employee reporting their concerns is protected from retaliation.

Principles in Practice

I am covering a new client and see a customer transaction that seems odd. I don't know if I should escalate. What should I do?

You should escalate to your manager and, if necessary, your Compliance Officer for assistance. Every employee is responsible for escalating potentially unusual or suspicious transactions or activities. Doing so will protect you and our Firm from involvement in questionable or illegal activities.

1.4 Sharing Concerns

Use your voice and escalate your concerns, regardless of whether it directly affects you or your line of business. Promptly report any potential or actual violations of the Code, Firm policy, law, or regulation related to our business. You are encouraged to ask questions and have open conversations with your manager on business and conduct issues. We rely on you to speak up when something is unclear.

If you see or suspect that something is illegal or unethical, you have the right and an obligation to share your concerns. You must also immediately report to Human Resources certain charges or arrests that involve you personally, whether they relate to the business of our Firm or not.

There are several ways to report your concerns. You can raise issues with your manager, your Compliance Officer, Global Security or Human Resources. You can also call the JPMC Conduct Hotline toll-free at 1-855-JPMCODE (1-855-576-2633). The Hotline is operated by an independent third-party reporting service and is available any time, night or day. You can also file a report online at www.tnwgrc.com/jpmc. Where permitted by applicable law, you may report anonymously. For more information on who to contact, refer to the Report a Potential Violation or Other Concern page.

Reporting is required whether the violation involves you or someone else, including other employees, consultants, contract or temporary workers, business partners or agents, or our customers or suppliers. Do not investigate potential violations yourself. Report it and the matter will be investigated by the appropriate parties.

Just as you will be held responsible for your own actions, you can also be held responsible for not reporting actions you knew or should have known were in violation of any applicable policy, law, or regulation. Reporting to our Firm does not prevent you from reporting conduct that you believe to be an actual or potential violation of law to the government or regulators.

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1.4.1 Our Commitment to Non-Retaliation

Don't be afraid to speak up. Our Firm strictly prohibits intimidation or retaliation against anyone who makes a good faith report about a potential or actual violation of the Code, Firm policy, or any law or regulation governing our business. We also strictly prohibit any intimidation or retaliation against anyone who assists with any inquiry or investigation of any such violation.

Be assured that the information you provide will be handled discreetly and only shared with those we must inform, such as regulators, and those involved in investigating, resolving, and remediating the issue. Employees who have concerns about or are aware of possible retaliatory action must report it, either to their manager, Human Resources, or the JPMC Conduct Hotline.

Principles In Practice

I overheard a colleague discussing something that I think may violate the Code of Conduct. I'm not sure I should report it since it doesn't directly affect me.

Not complying with the Code can cause immeasurable damage to our reputation and put your co-workers, our customers, and our Firm at risk. It can also lead to regulatory and legal consequences. Where permitted by law, you may report concerns anonymously for additional peace of mind. Not reporting concerns is also a violation of the Code. Your voice helps promote our ethical culture. Use it!

Code of Conduct 6

2.0Avoiding Conflicts and Managing Information

Code of Conduct 7

2.1 Avoiding Conflicts of Interests

Your personal interests should never conflict — or appear to conflict — with our Firm's interests. Avoid activities or relationships that might affect your objectivity in making decisions on behalf of our Firm or undermine your credibility. Conflicts may damage the Firm's reputation, cause loss of business, and lead to increased regulatory scrutiny or litigation risk.

Our Firm often has fiduciary obligations to our clients to act in their best interest. Always escalate perceived and actual conflicts of interest so that the proper review is completed, and the required steps are taken to help mitigate the conflict. Never place personal interests ahead of our clients.

Some conflicts may be obvious while others are more subtle, but both can have lasting effects. Potential conflicts may arise in a variety of ways, including through: (1) outside interests and other external activities; (2) personal and business relationships; (3) the exchange of gifts and business hospitality; (4) political engagement; and (5) personal finances.

It's not possible to list every situation that could present a potential conflict, but you should be familiar with the risks associated with the activities listed above. Use good judgment and ask for help whenever you are unsure of the proper course of action. Appropriately addressing conflicts helps protect the Firm by preventing the misuse of confidential information and Firm assets.

Personal accountability and ownership are priorities at JPMorgan Chase. Always anticipate the impact of your decisions to our Firm. Your actions may lead to unfair client or customer outcomes, impact market integrity, compromise our Firm's reputation, or negatively affect our Firm's culture.

Our policies are designed to build honest business relationships and promote fairness in the marketplace. Use Firm resources to help guide your decisions.

Whether big or small, all conflicts

need to be addressed.

2.1.1 Outside Interests and Other External Activities

Your Outside Interests and other external activities cannot restrict the Firm's business opportunities, reflect adversely on our Firm (e.g. create exposure to regulatory, reputational, or financial risk), or create a perceived or actual conflict of interest with our Firm, clients or suppliers. You are expected to put your job at our Firm ahead of other personal business opportunities, government service or second jobs.

We encourage you to become involved in your community and with charitable organizations that support your personal philanthropic goals but be sure to follow the Firm's policies governing personal activity. Soliciting customers, suppliers, and fellow employees or using Firm assets in connection with your Outside Interests is generally prohibited.

2.1.2 Personal Relationships

It is always important to remain objective in your business dealings. Personal relationships with someone you know inside or outside of work can create a conflict of interest or raise the appearance of a conflict. Personal conflicts of interest may occur when your interests (or the interest of someone you know personally) conflict with the interests of JPMorgan Chase or one of its clients.

Don't engage in self-dealing or act for the Firm in any transaction or business relationship that involves yourself, members of your family, or other people or organizations where you or your family have a significant personal connection or financial interest.

Code of Conduct 8

2.1.3 Gifts and Business Hospitality

While the exchange of gifts and business hospitality may be common business practices, such activity can be misinterpreted or suggest the appearance of something improper, even when there is no improper intent. Avoid accepting or providing gifts and business hospitality to clients and business partners of the Firm if it creates a perceived or actual conflict of interest, or violates laws, regulations, or our Firm's policies.

2.1.4 Political Engagement

We respect your right to engage in personal political activity. Your political activities are personal endeavors, but you must be mindful of potential impact to the Firm's reputation. Your contributions and activities must be lawful, consistent with Firm policies, and may not involve the use of Firm time or resources (including staff, facilities, equipment, stationery, email, phones, supplies or mailing lists).

You may not invite government officials or political figures to speak at or attend Firm events unless you comply with our Firm's policy requirements. Do not promise or imply Firm sponsorship, contributions, or other support. You may not use Firm funds to contribute to or make expenditures or election- related communications on behalf of candidates, political party committees or political action committees.

2.1.5 Your Personal Finances

You must comply with all applicable laws, regulations and Firm policies when conducting your personal investment activities. Our Firm expects you to handle your personal finances responsibly and with integrity, and to base your personal investment decisions with long-term objectives in mind. Investing in the securities of a client or supplier with whom you have — or recently had — dealings with, in your role at the Firm, can raise significant conflicts.

In addition, the improper handling of your personal finances could undermine your credibility and the Firm's or lead to increased regulatory scrutiny. Engaging in financial transactions (e.g. borrowing, joint investments, gambling, etc.) with fellow employees, customers, or suppliers are restricted for these reasons.

As an employee of a publicly traded company, you may have access to confidential or non-public information about our Firm, clients and other companies that conduct or seek to do business with us. You must protect this information from unauthorized use, including from other employees who do not have a legitimate and continuous business need to access the information. Insider trading is strictly prohibited. You must never use privileged or confidential information for personal gain or tell, "tip", or share information you learned through work with others.

Code of Conduct 9

2.2 Managing Information

Customers, suppliers, employees, and others who do business with our Firm trust us to be good stewards of their financial, personal, and business information. No matter the format, protect information you manage on behalf of the Firm from theft, loss, or unauthorized access or disclosure. Do not access or use confidential information unless you have a legitimate business need to do so.

Your duty to protect confidential information includes taking precautions before sharing it with anyone. Confidential information should never be disclosed to anyone inside or outside our Firm except as permitted by law, in the proper conduct of our business, where disclosure is required by legal process, or where the Compliance or the Legal Department otherwise determines it is appropriate. The loss or unauthorized disclosure of confidential information may harm our Firm and its clients and can result in termination.

Working remotely should be considered an extension of the workplace. Exercise the same degree of care in protecting confidential information away from the office as you do when working in the office. Only use approved communication channels to conduct JPMorgan Chase business.

Your responsibility to protect confidential information also applies to work you may have done before coming to JPMorgan Chase. Sharing confidential information from a former employer is unethical and can expose you and JPMorgan Chase to legal liabilities.

JPMorgan Chase policies and restrictions on disclosing confidential information do not prevent employees from reporting concerns of any potential or actual violation to our Firm's management or directors, the government or a regulator, employees' attorneys, or a court under seal. They also do not prevent employees from reporting retaliation for reporting such concerns or responding truthfully to questions or requests from the government, a regulator, or in a court of law.

2.2.1 Communicating Responsibly

JPMorgan Chase is committed to making sure communications about our Firm and its business are accurate and made by employees who are authorized to speak on our behalf. We also recognize our obligation to protect the confidentiality of our business and customer information.

Be alert to situations where you may be perceived as representing or speaking on behalf of JPMorgan Chase. Making recommendations or referring people or companies that do or have done business with our Firm may be considered a Firm endorsement, which is not allowed. Know the limits on your authority to speak, sign, or otherwise act on behalf of our Firm, and don't take any action that exceeds those limits.

The Firm respects your right to engage in social, professional, and political dialogue outside of work. You must use good judgment when making personal statements in public, including on your personal social media accounts. Also use care in internal communications and be responsible with your comments on intranet postings.

Nothing in the Code should be interpreted to prevent employees from engaging in activities that are protected under laws and regulations that allow employees to discuss or disclose their personal compensation information.

Principles In Practice

I want to start a financial blog. I don't plan to disclose that I'm an employee. Is this permitted?

You may not opine on or provide information relating to our Firm's business or your role or job responsibilities in a public forum unless you are specifically authorized to do so. This applies whether you identify yourself as an employee or blog on your personal time. Your comments should not have an adverse impact on our Firm.

Code of Conduct 10

2.2.2 Maintaining Data

Creating and maintaining accurate and complete data is essential for our ability to meet our business needs as well as legal and regulatory requirements. Make sure any disclosure we make to the government, regulatory authorities and investors meet these standards, and never falsify any data. You are responsible for maintaining the integrity of Firm data, and complying with all recordkeeping policies, controls, and procedures we have in place.

2.2.3 Using Firm Assets

Our assets are the resources we use to conduct Firm business. Use Firm assets for legitimate Firm business and appropriately safeguard them against cyber- related risk and attack, theft, loss, waste, or abuse. By protecting our assets, we protect our competitive advantage in the marketplace. You also have a responsibility to extend the same degree of care to assets entrusted to our Firm by others. It is essential that you respect and protect the Firm's physical and intellectual property.

Avoid using JPMorgan Chase assets, including technology and information resources, for your personal activities. Personal use of our devices, technology and assets should be kept to a minimum and should never interfere with your business obligations, burden Firm assets, introduce additional risk to our Firm, or negatively impact or disrupt colleagues.

Code of Conduct 11

Women on the Move

Contents > About > Report > 1.0 2.0 3.0

3.0 Our Winning Culture

Code of Conduct 12

3.1 A Dynamic and Thriving Workplace

Nothing is more vital to the long-term growth of JPMorgan Chase than our ability to attract and retain talented and dedicated employees. You are our most valuable asset. Always treat each other, and our customers and suppliers, respectfully and fairly. Stay true to the values embedded in our culture: honesty, integrity, accountability, diversity, and inclusion.

We are committed to a working environment free of threats, intimidation, and physical harm. A non-violent, safe, and healthy workplace is critical to our well-being. We rely on you to promptly report any acts or threats of violence, or situations that could pose a threat to others. All workforce members are expected to comply with applicable laws and Firm policies as they relate to the health, safety and security of our workforce, our customers, and others who may be present on our premises.

Always conduct yourself appropriately when acting on behalf of our Firm

—both inside and outside of the office. Your conduct matters and can be perceived as a reflection of our Firm's standards.

Principles in Practice

I noticed that some of my co-workers aren't following the posted guidelines to maintain a clean work environment. What should I do?

If you observe behavior that does not align with guidelines, you can raise directly with the individual if you feel comfortable doing so. You can also escalate to your manager, contact Human Resources or report to the JPMC Conduct Hotline.

3.2 Diversity and Inclusion is a Priority

A diverse network of people, a vibrant mix of cultures, a broad range of skills and experiences — we celebrate all the people of JPMorgan Chase around the world. A diversity of colleagues means diverse ideas and a more inclusive work experience. It also means that our workforce reflects the diverse set of customers we serve and helps us to address — and respond to

— a wide variety of needs and opportunities in the marketplace.

We prohibit discrimination, harassment, bias and prejudice in our workplace and against our workforce based on an individual's race, color, national origin or ancestry, ethnic origin, citizenship status, creed, religion, religious affiliation, age, sex, gender, pregnancy, maternity, paternity, caring responsibilities, marital status, relationship status, civil partnership, sexual orientation, transgender status, gender identity, gender expression, intersex status, genetic information, physical or mental disability or protected condition, military or veteran status, an individual having been a victim of domestic violence, sexual assault or abuse, an individual being the victim of a crime, or any other community group protected under applicable law, or any other status protected under applicable local law.

We do not tolerate discrimination, harassment, or inappropriate or abusive conduct by or against employees, customers, suppliers, contractors, or any other individuals who conduct business or seek to do business with our Firm.

We take all allegations of discrimination or harassment seriously. It is each employee's responsibility to report any concern or conduct that is or may be unlawful, abusive, or otherwise violates Firm policies.

Code of Conduct 13

Closing Thoughts

Be a leader and proud culture carrier

Our Core Values are at the heart of what we do. Managers set the "tone from- the top" and remind employees that it is paramount for each of us to be culture carriers. You must always maintain your personal integrity and never lower your standards. Always provide first class service in a first-class way.

The people, products and services, and dedication to integrity have made JPMorgan Chase one of the largest and most successful financial institutions in the world. Just as we are a leader in the financial industry, we want to be known as a leader in ethics.

Inspire Others

Our collective commitment to being accountable, straightforward, and honest in all of our business dealings makes JPMorgan Chase a respected company. Encourage others to deal fairly with clients and suppliers, be good stewards of our Firm's resources, and foster a diverse and inclusive work environment.

Raise concerns immediately

Remember, it is your responsibility to report any violations you know about and those you suspect. JPMorgan Chase doesn't tolerate retaliation against anyone who raises an issue or concern in good faith.

Help is available

If you have questions about the Code of Conduct or any Firm policy, ask your manager, Human Resources, or local Compliance Officer for guidance.

Our continued success is based on your ability to do the right thing, at all times.

Lead, Inspire, Speak up - we depend on YOU!

Code of Conduct 14

© 2021 JPMorgan Chase & Co.

All rights reserved.

July 2021

Code of Conduct